          Exhibit 12.01
OKLAHOMA GAS AND ELECTRIC COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31 (In millions)	2006	2007	2008	2009	2010

Earnings:
Pre-tax income	$234.1	$234.9	$195.4	$290.4	$326.7

Add Fixed Charges	67.0	61.1	85.2	104.0	110.9

Subtotal	301.1	296.0	280.6	394.4	437.6

Subtract:
Allowance for borrowed funds used during construction	4.5	4.0	4.0	8.3	5.5

Total Earnings	296.6	292.0	276.6	386.1	432.1

Fixed Charges:
Interest on long-term debt	50.3	50.9	67.3	96.5	104.7
Interest on short-term debt and other interest charges	14.3	8.0	15.8	5.4	4.2
Calculated interest on leased property	2.4	2.2	2.1	2.1	2.0

Total Fixed Charges	$67.0	$61.1	$85.2	$104.0	$110.9

Ratio of Earnings to Fixed Charges	4.43	4.78	3.25	3.71	3.90